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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 16, 2007

                        Commission File Number: 001-32305

                                    CORPBANCA
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                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On February 16, 2007, CORPBANCA published a notice announcing the proposed payment of a dividend to those shareholders' of record listed in the shareholders' registry as of the record date of February 21, 2007, at its upcoming Ordinary Shareholders' Meeting scheduled for February 27, 2007, in the Chilean newspaper Diario La Tercera. A copy of the unofficial English language translation of the note is attached hereto as Exhibit 99.1.

     In addition, on the same date and in the same newspaper CORPBANCA published for the third and last time the notice announcing its Ordinary Shareholders' Meeting scheduled for February 27, 2007. A copy of the unofficial English language translation of the notice was filed with the Securities and Exchange Commission on February 13, 2007.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2007


                                                 CORPBANCA


                                                 By: /s/ Mario Chamorro Carrizo
                                                     ---------------------------
                                                 Name:  Mario Chamorro Carrizo
                                                 Title: Chief Executive Officer
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                                  EXHIBIT INDEX

Exhibit   Description
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99.1      Unofficial English language translation of the announcement published
          February 16, 2007, in the Chilean newspaper Diario La Tercera regarding CORPBANCA'S proposed payment of a dividend to its shareholders of record.
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                                  EXHIBIT 99.1

CORPBANCA announces that, at the Ordinary Shareholders' Meeting of the company to be held on February 27, 2007, it will propose a definitive dividend distribution, and in particular, a distribution to the shareholders of Ch$29,328,362,358 representing 75% of CORPBANCA'S total net income for 2006 of Ch$39,104,483,144. If this proposal is approved, it will represent a dividend of Ch$0.12925148319587 per share, payable following the Shareholders' Meeting. The remaining balance will be applied to the retained earnings reserve.

In the event the distribution of dividends is approved in the terms set forth above, shareholders of record listed in the Shareholders' Registry as of the record date of February 21, 2007, which are those shareholders of record as of the fifth business day prior to the dividend payment date, will be entitled to receive the dividend.

In this case, the dividends will be available for collection by the shareholders entitled to payment through Friday, March 9, 2007, in all of the Bank's branches.

Beginning on Monday, March 12, 2007, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huerfanos 770, 22nd Floor, Santiago, Chile.

Santiago, February 2007

                                                         CHIEF EXECUTIVE OFFICER